Exhibit 14.1
XO Business Ethics Policy
Business Ethics
1. PURPOSE
As an XO employee, you are required to observe the highest standards of personal, professional and business ethics. Compliance with applicable laws and regulations is the minimum standard in fulfilling ethical duties and responsibilities. At XO, we aspire to practice honesty, fairness, and integrity in all our dealings with one another, the public, the business community, stockholders, customers, and suppliers alike. This requires that we all take a leadership role in ethical decision-making and recognize that our day-to-day actions must reflect the highest ethical practices. Failure to follow the practices and policies in this guide can result in discipline, up to and including termination.
Your commitment to several basic concepts will provide an ethical compass in today’s complex business environment and will help to ensure we meet the high standards we have set for ourselves:
▪	Embrace honesty and integrity in all your dealings.

▪	Avoid the appearance of impropriety.

▪	Commit to doing the right thing and avoid the merely expedient.

▪	Be willing to exercise mature judgment even in the face of peer pressure.
Although this ethical guide discusses some of the frequent ethical problems you might face, we recognize that no guide can adequately cover all of the ethical dilemmas or substitute for sound personal values and good judgment. However, we hope you will use this guide when you need help unraveling ethical problems. If you have additional questions about ethical issues or problems, contact Chuck Wilcox, (703) 547-2182, XO Legal Department, 13865 Sunrise Valley Drive, Herndon, VA 20171 for guidance.
2. FRAUD
XO expect employees to avoid fraud and to work to maintain the highest business ethics standards. Fraud involves, among other things, acts or attempts to cheat, trick, deceive, steal or lie to the detriment of XO, its employees, its customers, and/or its vendors. Any acts of fraud are subject to disciplinary actions up to and including termination. Some examples of fraud include:
▪	Submitting false expense reports

▪	Submitting false, forged or altered contracts, agreements, or other documents

▪	Misappropriating company assets or property

▪	Making inaccurate entries on company reports or financial statements

3. CONFIDENTIAL AND PROPRIETARY INFORMATION
Information is one of our key corporate assets. Our continued success depends upon our ability to develop and deploy new products and services as well as technical information and know-how, ahead of our competitors. To maintain this competitive edge and to protect these valuable assets, each employee must safeguard all confidential and proprietary information.
Determining what is ‘confidential and proprietary’ information can be very difficult at times, particularly in situations where we work closely with competitors, customers, or suppliers on a project. When in doubt, you should ask before acting: ask your supervisor and the Legal Department for guidance. A good rule of thumb is that all information related to our business should be considered proprietary and confidential unless it has been released in public documents. Also, consider using a non-disclosure agreement when you provide confidential information to third parties.
You may recall that, as a condition to your employment, you signed an acknowledgment form agreeing to maintain the confidentiality of our proprietary information and to use such information only in the course of your employment. These obligations will continue even after you leave the company. In addition, we expect all XO employees to abide by the requirements of confidentiality agreements between XO and third parties and to safeguard the confidential information received by XO from these parties.
Each of us must also ensure that we do not improperly obtain or use confidential or proprietary information of customers, competitors, former employers, or governmental entities. While it is important to gather competitive and market place information, we can never condone gathering such information in an illegal or improper way. A good rule of thumb is to never accept confidential information without the knowledge and clear agreement of the party that owns it.
4. COMPANY PROPERTY AND RECORDS
Each employee has a responsibility to protect the company’s property and maximize its use for the benefit of the company. Company property includes both tangible and intangible property. Theft, carelessness, misuse, and waste have a direct impact on our profitability and, ultimately, on all of our jobs.
Accurate and reliable business records are essential to our business. They enable us to manage and improve technical, quality, and other business objectives, and to meet our extensive legal, financial, reporting and other obligations. To that end, you must prepare and maintain all company records accurately and honestly. You may not make false or artificial entries in the books, records, or accounts of the company, and you may not use company funds for any purpose other than that described in the documents supporting the payment.
It is important for you to know what records and information to keep and for how long, which can sometimes be confusing. You should familiarize yourself with and follow the XO Document Retention Plan. Additionally you should know that many governmental agencies have strict rules and regulations about retaining and destroying documents, so talk to your supervisor about the guidelines to follow in your work group. Not following these guidelines, even innocently, can have serious consequences for everyone.
From time to time, the company may suspend normal records retention policies due to requirements imposed by governmental agencies, courts, or other official bodies. The Legal Department will notify any employee who is the custodian of responsive documents, so that the appropriate records are retained throughout the suspension period.
Unauthorized Use of XO Property

You may not use XO property or services for your own or someone else’s personal benefit. Limited, common sense exceptions, such as an occasional call home on a company phone, may be permitted.
5. CONFLICTS OF INTEREST
All employees must conduct themselves with high standards of integrity, honesty, and fair dealing and must avoid any conflict of interest with XO. A ‘conflict of interest’ occurs when the personal interest of an employee interferes with, is inconsistent with, or even appears to interfere or be inconsistent with, the interest of the company. You must always act solely in the best interest of XO when conducting company business.
Potential conflicts of interest may arise in a number of ways:
Personal Interest

Competing with the company, taking a corporate opportunity, maintaining a significant financial interest in any competitive company or a company with whom XO does business with, engaging in activities that detract from an employees obligation to use his or her best efforts to promote XO business efforts or misusing confidential or proprietary information for personal gain each puts the employee’s personal interest ahead of the company’s interests and none of these is permitted.

Board Memberships and Outside Affiliations

XO Officers and employees must obtain approval of the XO Audit Committee before serving on the boards of directors or similar bodies of for-profit enterprises or government agencies. All XO employees are required to give their best effort to promoting the business interests of XO and may not engage in any activities that detract from that obligation.

Relatives and Friends

What an employee is prohibited from doing directly may not be done indirectly through relatives, friends, or others. If your spouse, relative, or close personal friend is an employee of, or has a substantial interest in, a business seeking a business relationship with XO, you may not attempt to use your position in XO to influence the decision-making in any way. If you are directly involved in procurement functions, you must declare this conflict of interest to your supervisor immediately. The potential for a conflict of interest may exist if your relative also works at XO and is in a reporting relationship to you. Employees should not supervise or be in a position to influence the hiring, work assignments, or assessments of someone with whom they have a close personal relationship.

Loans

XO employees may not borrow money from individuals or institutions or enterprises with which XO does or may do business with except if such institution is a bank or other commercial lending institution. No XO employee may borrow from or accept loans from another XO employee (except small sums borrowed for lunch, coffee or such).

XO executive officers and directors may not directly or indirectly receive from XO any personal loans. Employees will not seek or facilitate any such loans.
6. GIFTS AND ENTERTAINMENT
Business gifts and entertainment are designed to promote goodwill between business partners and are a valuable part of our business culture. If a company with whom you have developed a relationship while working at XO provides you with gifts, entertainment, or financial opportunities, such offerings present a problem when they compromise or appear to compromise your objectivity or influence a business decision. Neither you nor members of your immediate family may give to or receive gifts, gratuities, or entertainment from suppliers, potential suppliers, persons or business entities seeking to do business with XO, or competitors except for:
▪	Promotional items of limited value (e.g. pens, mugs, T-shirts with a logo).

▪	Modestly-scaled entertainment intended to facilitate business objectives.

▪	Meals and beverages that are modestly priced, infrequent, and offered in conjunction with a business meeting or conference.
These guidelines on gifts and entertainment apply to anything given or received as a result of a business relationship for which the recipient does not pay full market value. Examples of prohibited gifts and entertainment include but are not limited to gifts of money; excessive hospitality; special treatment from a supplier, customer, or competitor; travel for other than business reasons; and discounts not generally available to the public.
Likewise, you and members of your immediate family may not accept extraordinary financial opportunities which place you in a more advantageous financial opportunity than the public at large when those opportunities are made available by suppliers, potential suppliers, persons or business entities seeking to do business with XO, or competitors. Prohibited opportunities include participation in ‘friends and family’ or ‘directed share’ IPO stock offerings. Additionally, please see Section 7 of this policy for special rules regarding gifts and payments to government officials, contractors, and subcontractors.
7. BRIBES, KICKBACKS AND OTHER IMPROPER PAYMENTS
As an XO employee, you are required to comply with all applicable antifraud and anti-corruption laws and regulations including those that prohibit giving anything of value to federal, state and foreign government officials, contractors, or subcontractors to induce or influence their actions. You may not accept or offer payments, services or benefits that would not fully comply with the law, contract requirements, and pass, without question, the test for full public disclosure. XO is required by law to disclose to federal government officials any credible evidence of violations involving federal criminal law, such as bribery, fraud, conflicts of interest, false claims or gratuities violations, as well as significant overpayments. XO employees are required to promptly bring to XO’s General Counsel, XO’s Chief Ethics and Compliance Officer or the XO Legal Department’s attention any potential violations involving federal criminal law.
The Foreign Corrupt Practices Act (FCPA) is an anti-corruption law that may be applicable as you do business, and which you as an XO employee must understand and comply with. The FCPA broadly prohibits U.S. firms and persons from offering money or “anything of value” to any foreign official, political party, party official, or others for the purpose of influencing such official or entity or to obtain any improper business advantage. Items of value could include, among other things, money, gifts, travel expenses, entertainment, or even charitable donations.
XO employees are required to understand and comply with all anti-corruption laws and regulations including, but not limited to the FCPA. Among other things, this means XO employees may make no payment to or for the benefit of a representative of any domestic or foreign government (or any subdivision thereof), any politician or candidate, labor union, or any current or prospective customer or supplier for the purpose of improperly obtaining a desired government action, sale, purchase, contract or other commercial benefit. This prohibition applies to direct or indirect payments made through third parties including agents.
The consequences of violating the FCPA are extremely severe, including possible civil and criminal penalties for both XO and the individuals involved. Persons who violate the FCPA can be fined up to $100,000 and sentenced to up to 5 years imprisonment.
If you have any questions about the FCPA or any other anti-corruption or antifraud law or regulation, or if you are aware of any potential violations, contact XO’s General Counsel, XO’s Chief Ethics and Compliance Officer or the XO Legal Department.
8. INSIDER INFORMATION
Federal securities laws and regulations govern transactions in our securities and those of many of our customers and suppliers. Violations of these laws can lead to civil and criminal actions against both you and the company. If you know of any material fact about XO, a customer, or a supplier that has not been disclosed to the public (commonly called ‘insider information’), you may not engage in any transaction involving the securities of XO or the other company until such information is publicly disclosed. Likewise, you may not ‘tip’ or share insider information to others who trade in securities.
‘Insider information’ is information that, if known, could affect an investor’s decision to buy or sell securities. Examples of insider information include sales and earnings figures, plans for stock splits or dividends, proposed acquisitions or mergers, new service offerings, and the like. Specific requirements are explained in the XO Holdings, Inc. Insider Trading Policy, the controlling policy for insider trading issues. If you have any questions about the policy, you should consult the Legal Department prior to trading.
▪	XO Holdings, Inc. Insider Trading Policy
9. DISCUSSION OF PUBLIC OR NON-PUBLIC INFORMATION IN A PUBLIC FORUM
Internet Chat Rooms and Investor Bulletin Boards

It is important that the public receives only accurate information about XO Communications intended for public dissemination. Unless you are a Communications Officer, or otherwise authorized by a Communications Officer, you are:
▪	Prohibited from disclosing any non-public or financial information about XO Communications.

▪	Prohibited from participating in Internet chat rooms or on investor bulletin boards related to XO as your participation might lead others to believe that you have access to or possess special insight or information about the company. Your participation, particularly if you identify yourself as an XO Communications’ employee, might lead others to give special consideration or credibility to the information you provide and, therefore, is prohibited at all times.

▪	Discouraged from sharing or disclosing public information pertaining to the performance or operations of XO Communications through Internet chat rooms or on investor bulletin boards under any circumstances.
This prohibition does not apply to information or discussions protected by law.

News Media

It is equally important that media sources receive only accurate information about XO Communications. All interaction with the news media must be coordinated through XO Communications’ Vice President of Corporate Communications. You may not, under any circumstances, discuss or disclose public or non-public information or other matters regarding XO Communications to any media source or representative, including by means of letters or editorials, that might imply you are representing or speaking on behalf of XO Communications. This prohibition does not apply to information or discussions protected by law.
10. BUSINESS RELATIONSHIPS
Honesty is the best policy when doing business with customers, suppliers, and others. We must conduct all aspects of our business with the highest standards of integrity, honesty and fairness.
Customers

Our credibility with customers depends on our ability to satisfy our commitments. Over-promising and under-delivering undermines this trust and may cast our company and its products and services in an undesirable light. Many employees deal primarily with ‘internal customers’ other XO employees, functions, or units. These standards of integrity, honesty and fairness apply equally to these important customer relationships as well.

Dealers, Suppliers and Consultants

All employees responsible for buying, selling or leasing materials or services on behalf of XO must consciously and consistently guard their objectivity. Under no circumstances may you make an agreement with a dealer, distributor, agent, consultant, or third party that provides for payment that is not reasonable and commensurate with the functions or services to be performed. It is also inappropriate to interfere unlawfully with contractual relations between other parties, even if one of those parties wishes to do business with XO.

Our employees must respect and protect any confidential or proprietary information shared with us by customers, suppliers, or other parties with whom we do business. We must avoid any situation where confidential information has been improperly obtained from another company, such as from a former employee of that company. If you are aware of such a situation, you must bring it to the attention of our Legal Department immediately.

Governmental Entities

Special rules and regulations apply when doing business with federal, state or local governments. If you are involved in the sale of XO products or services to any government entity — federal, state, local, or foreign, make sure you know and comply with all rules, regulations, and laws applicable to these transactions.

Competitors

XO employees must refrain from making any false or misleading statements about competitors, their products or services. Any comparisons must be fully documented and accurate.
11. FAIR COMPETITION AND ANTITRUST
The laws of the United States, most individual states, and many foreign countries are designed to promote fair and vigorous competition. These laws, which are generally referred to as Antitrust laws, prohibit agreements among competitors to engage in practices ‘in restraint of trade’ such as price fixing, bid rigging, and boycotting suppliers and customers. Laws may also bar disparaging, harassing, or misrepresenting a competitor. We are committed to fair and vigorous competition. As an XO employee, you must comply with the letter and spirit of these laws.
12. COPYRIGHTS, TRADEMARKS AND SERVICE MARKS
Copyright laws protect many materials used by our employees in the course of their work: computer software, books, audio and videotapes, trade journals, and magazines just to name a few. Things like presentation slides, training materials and management models produced by outside consultants may also be copyrighted. Reproducing, distributing, or altering copyrighted materials without the permission of the copyright owner is against the law and is forbidden under these guidelines.
Our name, products, and services are valuable assets of the company. To capitalize on this value, and to protect them from unauthorized use, you must properly identify the company’s trademarks and service marks by using symbols such as ‘R’, ‘TM,or ‘SM’ when using our marks in text. Our copyrighted works should contain the notice ‘C (Year) XO Communications, Inc.’ For further guidance on using these marks and others, contact Catharina Vandervoort in the XO Legal Department at (703) 547-2120.
13. PRIVACY AND DATA SECURITY
Data protection is an essential element in maintaining the trust that our customers and employees have in XO and its integrity as a good corporate citizen. Additionally, a variety of state and federal laws and regulations require XO to protect the security of certain kinds of information. XO employees are required to take all reasonable steps necessary to protect the privacy and security of “Customer Proprietary Network Information” (“CPNI”) and “Personally Identifiable Information” (“PII”).
Customer Proprietary Network Information (CPNI):

In its role as a communications carrier, XO has an obligation to protect “Customer Proprietary Network Information” (“CPNI”) which the Federal Telecommunications Act and FCC regulation define as customer account, purchase and usage information. XO has an obligation to treat every customers call activity, class or type of service, long distance and local service billing records and directory assistance charges as confidential. Information relating to customer communications or records may be disclosed outside the company only with the customer’s consent, or in accordance with XO’s Subpoena Response Guidelines and lawful process, such as a subpoena, court order, or search warrant. If such information is requested, you should immediately call the XO Subpoena Processing Center at (800) 932-8501.

Personally Identifiable Information (PII):

XO maintains and is required to secure a great deal of customer and employee information. Many states and the federal government have enacted data security laws which require protection of “Personally Identifiable Information” (“PII”) which includes a person’s name combined with that person’s:
▪	social security number(“SSN”)

▪	any financial account number (e.g., credit or debit cards, bank account information, investment account numbers, etc); and/or

▪	driver’s license or other official ID card number
While XO has a variety of security measures in place to protect and secure that data (e.g., firewalls, password controls, encryption, etc), the success of any data protection effort necessarily includes a human component. Only authorized employees with a business need-to-know or need-to-access PII may access customer or employee PII. Employees must not leave PII unsecured in a workspace. Employees may not print PII unless necessary and must destroy/shred all copies when no longer needed. Employees must maintain secrecy of passwords and lock file cabinets and file rooms where PII is kept.

Violations of data security laws may have serious criminal and civil ramifications for both the company and the individual violator. In addition, violators may be subject to disciplinary action, up to and including termination of employment for acts in violation of XO data security practices and obligations.

If you have questions about handling of PII, please contact the XO Chief Privacy Officer. Any data security violation and/or data security breach affecting PII of XO customers or XO employees should be reported promptly and without delay to the XO Compliance Hotline (888) 666-8608.
14. POLITICAL ACTIVITY AND LOBBYING
XO encourages all employees to be involved in the political process. The law restricts the use of corporate funds in connection with political activities; therefore any employee participation must be on personal time and at personal expense.
Our relationship with any government representative must be conducted in a manner that would not embarrass the company or the official if publicly disclosed. Contacts, expenditures or any activity that may tend to influence government officials are strictly regulated. If you deal with government representatives on behalf of XO, you must be extremely careful to avoid even the appearance of impropriety. You may extend reasonable entertainment and courtesies only if not prohibited by law and only then to the extent that is customary and appropriate. You should direct any questions regarding this policy to our Government Affairs Department.
If you are required to conduct business on behalf of the company outside of the United States, consult with the Legal Department for guidance regarding legal obligations and company policies, including instruction on the Foreign Corrupt Practices Act.
15. INVESTIGATION POLICY
All employees are expected to report any situation in which the law, these guidelines, or any other company policy or procedure may be violated. If you have questions about these guidelines or other company policies or need to report a known or suspected violation, you should do any one or more of the following:
▪	Contact Your Supervisor. Review the matter with your supervisor. Supervisors are responsible for determining whether a matter can be handled at that level in order to bring XO into compliance within an appropriate period of time or should be referred to the Legal Department.

▪	Contact the Responsible Business Group. Review the matter with the business group given functional responsibility for the matter (for example, contact Human Resources for concerns regarding pay issues.) Like supervisors, these groups are obligated to determine whether a matter can be handled at that level or should be referred to the Legal Department.

▪	Report your concerns or suspected violations of these policies or any fraud to the XO Compliance Hotline (888) 666-8608.
Managers and supervisors are required to forward any report of an ethical or legal violation or fraud to the XO Ethics Compliance Office. All complaints will be treated as sensitive and confidential to the maximum extent possible. XO will investigate fully any suspected violations of these guidelines. However, you must provide sufficient information to enable us to conduct the investigation. In reporting misconduct, you should be able to substantiate and have direct knowledge and/or documented evidence of the misconduct. Allegations based upon rumor or incorrect information result in unnecessary administrative time and could adversely affect the reputation of innocent people. All employees are required to cooperate fully with any such investigation and to provide truthful, complete, and accurate information.
16. NON-RETALIATION AND WHISTLE BLOWER PROTECTION
Any form of retaliation or adverse action against any employee for reporting in good faith a suspected violation of these guidelines, or for assisting in a complaint investigation, will not be tolerated and is prohibited.
No one may discharge, demote, suspend, threaten, harass, or in any other manner discriminate against an employee in the terms and conditions of employment because of any lawful act done by the employee:
▪	To provide information, cause information to be provided, or otherwise assist in an investigation regarding any conduct which the employee reasonably believes constitutes a violation of the federal securities laws, or any provision of federal law relating to fraud against stockholders of XO, when the information or assistance is provided to or the investigation is conducted by a federal regulatory or law enforcement agency: any member of the United States Congress or any committee of the United States Congress: or a person with supervisory authority over the employee or such other person working for XO who has the authority to investigate, discover, or terminate misconduct: or

▪	To file or cause to be filed, testify, participate in, or otherwise assist in a proceeding filed or about to be filed, with any knowledge of XO, relating to an alleged violation of the federal securities laws or any provision of federal law relating to fraud against stockholders of XO.
17. NON-EXCLUSIVITY
The policies stated in this business ethics guide are not exhaustive. Some of these issues may be discussed in greater detail in other XO materials, including, for example, The Employee Handbook, company guidelines, and department procedures, just to name a few. This guide is also not a comprehensive, full or complete explanation of the laws and regulations that apply to XO and its employees. All employees have a continuing obligation to familiarize themselves with applicable law and our company policy.
18. RELATED POLICIES, PRACTICES AND PROGRAMS
Document Retention Policy
XO Statement of Policy
Information Technology Security